Exhibit 99.1

Translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 408,735.51

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting

The shareholders of INVENTIVA are informed that the Ordinary and Extraordinary General Meeting will be held on May 19, 2022 at 2 p.m., at: Hôtel Oceania Le Jura - 14 avenue Foch - 21000 Dijon, France.

COVID-19 WARNING

In the context of the COVID-19 epidemic, the Company may have to modify the methods for participating in the General Meeting of May 19, 2022 depending on health and/or legal and regulatory requirements.

Consequently, shareholders are invited to regularly visit the section dedicated to the General Meeting on the Company's website (www.Inventivapharma.com) which could be updated to specify the final method of participation in this General Meeting.

In addition, considering the circulation of the COVID 19 virus, the Board of Directors calls for the utmost caution in this context and recommends that each shareholder give preference to voting remotely or by proxy to the Chairman rather than being physically present.

The Company has taken all measures to facilitate remote voting so that shareholders can also vote without physically participating in the General Meeting by remote voting means (postal vote or proxy), using the voting form provided for this purpose, available on Inventiva's website (www.Inventivapharma.com, in the Investor's Section, subsection documentation - General Meetings) or via Internet on the secured voting plateform Votaccess.

If you have questions related to the General Meeting, our Investor Relations team can be contacted by email: inventiva@brunswickgroup.com.

As a reminder, the agenda of the General Meeting, unchanged from that published in the notice of the General Meeting published in the Bulletin des Annonces Légales Obligatoires on April 11, 2022 (bulletin n°43), is as follows:

Agenda

Reading of the reports of the Board of Directors and the Statutory Auditors ;

Ordinary items

1.	Approval of the statutory financial statements for the financial year ended December 31st, 2021;

2.	Approval of the consolidated financial statements for the financial year ended December 31st, 2021;

3.	Appropriation of profit/loss for the financial year ended December 31st, 2021;

4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;

5.	Related-party agreements;

6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer for the financial year ended December 31st, 2021;

7.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31st, 2021;

Translation for information purpose only

8.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;

9.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer;

10.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;

11.	Approval of the compensation policy of the Company's directors;

12.	Ratification of the appointment (cooptation) of Ms. Martine Zimmermann to replace a resigning Director;

13.	Renewal of the director's mandate of Mr. Frédéric Cren;

14.	Renewal of the Director's mandate of Mr. Pierre Broqua;

15.	Appointment of the company Sofia BV, represented by Mr. Chris Buyse, as Director of the Company;

16.	Renewal of the Director's mandate of the company CELL+, represented by Ms. Annick Schwebig;

17.	Renewal of the Director's mandate of Ms. Martine Zimmermann;

18.	Renewal of the Director's mandate of Mr. Heinz Maeusli;

19.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary items

20.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;

21.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained;

22.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier;

23.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier;

24.	Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders' Meeting, and up to the limit of 10% of the share capital;

25.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

26.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights;

27.	Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights;

28.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company;

29.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company;

Translation for information purpose only

30.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

31.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums;

32.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;

33.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

34.	Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

35.	Amendment of Article 15 of the Company's Articles of Association to allow for a staggered renewal of the Directors' mandates;

On an ordinary basis

36.	Power for formalities.

The draft resolutions to be submitted to the vote of the General Meeting were published in the meeting notice of the Bulletin des Annonces Légales Obligatoires on April 11, 2022 (bulletin n°43) and remain unchanged.

Translation for information purpose only

INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Tuesday May 17th, 2022, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Tuesday May 17th, 2022, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Tuesday May 17th, 2022, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail to the Services des Assemblées (SGSS/SBO/CIS/ISS/GMS) of Société Générale, CS 30812, 44308 Nantes Cedex; or by logging in on the website www.sharinbox.societegenerale.com using their usual access codes to access the voting site; the registered shareholder who would not have received her admission card may spontaneously attend the General Meeting with an identification document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by May 17th, 2022, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove her quality during the registration process.

2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-30 of the French Commercial Code.

Translation for information purpose only

Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 days before the date of the General Meeting (that is May 16, 2022).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging in on the website www.sharinbox.societegenerale.com, using their Sharinbox access code and password sent to them by mail upon entry in contact with Société Générale Securities Services. They must then follow the procedure described on the screen; they also may give or revoke a proxy by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Inventiva_AG@inventivapharma.com specifying, as for pure registered shareholders, their name, first name, address and their Société Générale access code (information available at the top left of their account statement), or, as for administered registered shareholders, their access code with their authorized intermediary, as well as the name, first name and address of the appointed or revoked agent;

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address Inventiva_AG@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation (by post mail or fax) to the Services des Assemblées of Société Générale, CS 30812, 44308 Nantes Cedex 3.

Translation for information purpose only

In order for the duly signed and completed appointments or revocations of proxy to be validly taken into account, they must reach the Company no later than Monday, May 16th, 2022.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Monday May 2nd, 2022, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Wednesday May 18th, 2022, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time, that is Tuesday May 17th, 2022 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the Shareholders' Meeting, i.e. Friday May 13, 2022.

Requests for submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the meeting, that is Thursday April 28th, 2022.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

As from the notice of meeting, shareholders may ask the Company to send them the documents and information mentioned in Articles R. 225-81 and R. 225-83 of the French Commercial Code, up to and including the fifth day, preferably by email (Inventiva_AG@inventivapharma.com) or at the head office by registered letter with acknowledgment of receipt. To this end, the shareholder shall indicate one's e-mail address in the request so that the Company can validly send him said documents in return. Bearer shareholders must provide proof of this status by sending a certificate of registration.

The Board of Directors